EXHIBIT 12.6

LOGITECH INTERNATIONAL S.A.

OUR CORPORATE GOVERNANCE

OUR CORPORATE GOVERNANCE

As a company whose shares are traded both on the Swiss Exchange and on the Nasdaq National Market, Logitech’s commitment to corporate governance practices is guided by the legal and regulatory requirements of both Switzerland and the United States. In addition, Logitech’s internal guidelines regarding corporate governance are provided in its Articles of Incorporation, Organizational Regulations, and Board Committee Charters. The current roles of the Board and its Committees are outlined in the following pages.

This report conforms with the new Directive on Information relating to Corporate Governance published by the Swiss Exchange on July 1, 2002. If there is an item listed in the SWX Directive that is not addressed in this report, the item is either inapplicable to, or immaterial for, Logitech.

Group structure and shareholders

Logitech International SA directly or indirectly owns 100% of all Logitech subsidiaries. Principal operating subsidiaries include the following: Logitech Inc., Logitech Europe S.A., Logitech Far East Ltd., and Suzhou Logitech Electronic Co. Ltd. For a complete list of our subsidiaries refer to Exhibit 8.1. Logitech registered shares are listed on the Swiss Exchange. Logitech’s American Depositary Shares (“ADSs”) are listed on the Nasdaq National Market system. One subsidiary, Logitech (Jersey) Ltd., is the issuer of the convertible bonds, which are listed on the Swiss Exchange.

Significant shareholders

To the knowledge of the Company, the two beneficial owners holding more than 5% of the voting rights of the Company at March 31, 2003 are Daniel Borel who with his wife, Sylviane Borel, owns 6.8% and Fidelity Investments which owns 5.8% at March 31, 2003.

Cross-shareholdings

The Company has no share holdings in companies which have shareholdings in Logitech.

Capital structure

The Company’s only class of capital stock outstanding is registered shares with a par value of one Swiss Franc per share. As of March 31, 2003, our share capital was CHF 47,901,655 (approximately $33,370,000) consisting of 47,901,655 registered shares that are issued and outstanding.

In June 2002, the shareholders authorized the Board to increase the share capital of the Company by CHF 10 million through the issuance of 10 million registered shares of par value one CHF. This authorization will expire on June 27, 2004. The Board of Directors may exclude the preferential subscription right of the shareholders, in particular if these shares are issued in connection with an acquisition of or merger with another company.

The shareholders also approved an increase of 6 million shares in the conditionally authorized share capital. This increase when added to the unused conditional shares, equals 15,165,465 registered shares that may be used to cover the issuance of stock in connection with the exercise of stock options and employee stock purchase plans. In June 2001, 2,725,000 shares were conditionally authorized to cover the conversion rights associated with the issue of the convertible bond.

In June 2001, the Company’s shareholders approved a ten-for-one share split for shares traded on the Swiss Exchange, which took effect on August 2, 2001 and was distributed to stockholders of record as of August 1, 2001. ADSs traded on Nasdaq were not affected. As a result, the ratio of ten ADSs to one registered share changed to a new ratio of one ADS to one registered share.

In June 2002, the Company repurchased 88,000 shares for $3.8 million in open market transactions under a stock buyback program. In July 2002, the Company announced a program to buy back up to CHF 75 million (approximately $52 million) of Logitech shares in a twelve-month period. In fiscal year 2003, the Company completed this buy back program with the repurchase of 1,509,000 shares for $52.4 million. In February 2003, the Board of Directors authorized the repurchase of up to CHF 75 million (approximately $55 million) of the Company’s registered shares over the next twelve months. Under this program, as of March 31, 2003, the Company has repurchased 238,000 shares for CHF 10.3 million ($7.6 million).

There are no limitations on transferability of our shares or shares held by a nominee.

Convertible Bonds

In June 2001, Logitech sold CHF 170,000,000 (US $95,625,000) aggregate principal amount of its 1% Convertible Bonds which mature in 2006. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%. The convertible bonds are convertible at any time into shares of Logitech registered shares at the conversion price of CHF 62.4 (US $46.05) per share. Early redemption is permitted at any time at the accreted redemption amount, subject to certain requirements.

The Board of Directors and its committees

The Board of Directors is elected by the shareholders and holds the ultimate decision making authority of the Company, except for those matters reserved by law or by the Company’s Articles of Incorporation to its shareholders. The Board makes resolutions through a majority vote of the members present at the meetings. In the event of a tie, the vote of the chairman will decide.

The Company’s Articles of Incorporation set the minimum number of directors at three. The Company has eight directors as of May 1, 2003. Directors are elected by the shareholders at a shareholders meeting for a term of three years. The Board has appointed executive officers to manage the day-to-day activities of the Company.

The Functioning of the Board

Logitech’s Board of Directors is responsible for supervising the management of the business and affairs of the Company. In particular, the primary functions of the Board are:

•	setting strategic direction of the Company;

•	overseeing the Company’s financial accounting, controls, planning and reporting;

•	reviewing the performance of the Chief Executive Officer and other executive officers of the Company;

•	ensuring that the Company remains in compliance with applicable laws, the Articles of Incorporation and guidance from the Board;

•	defining the organizational structure;

•	approving the annual report, the financial statements, the consolidated financial statements and the proposal to the shareholders for the appropriation of available earnings;

•	approving the agenda for the shareholders’ meeting and convenes the meeting;

•	appointing and dismissing the Chief Executive Officer and the members of the management team and assigning their signatory power;

•	making resolutions regarding the payment of non fully paid-in shares; and

•	informing the judge in case of insolvency of the Company.

The Chairman sets the agenda for Board meetings. Any member of the Board may request that a meeting of the Board be convened. The Directors receive materials in advance of Board meetings allowing them to prepare for the handling of the items on the agenda. The Chairman and Chief Executive Officer recommends members of senior management who, at the invitation of the Board, attend Board meetings to report on areas of the business within their responsibility, thereby ensuring that the Board has sufficient information to make appropriate decisions.

The following table sets forth certain information concerning our Board of Directors:

Name	Age	Position	Nationality	Year First Appointed	Year Current Term Expires
Daniel Borel	53	Chairman of the Board	Swiss	1988	Annual General Meeting 2004
Guerrino De Luca	50	President and Chief Executive Officer, Director	Italian	1998	Annual General Meeting 2004
Frank Gill(2)(3)	59	Director	American	1999	Annual General Meeting 2005
Kee-Lock Chua(1)(3)	42	Director	Singaporean	2000	Annual General Meeting 2003
Ron Croen(2)	49	Director	American	2001	Annual General Meeting 2004
Peter Pfluger(3)	49	Director	Swiss	2001	Annual General Meeting 2004
Michael Moone(2)	56	Director	American	2002	Annual General Meeting 2005
Gary Bengier(3)	48	Director	American	2002	Annual General Meeting 2005

(1)	Mr. Chua is being presented for re-election to the Board of Directors in June 2003.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.

There are no agreements providing for the payment of any consideration to any non-executive Board member upon termination of his services with the Company.

Each Board Member is elected for a term of 3 years and is re-eligible for election until his seventieth birthday. Board members may not seek reelection after they have reached 70 years of age, unless the Board of Directors adopts a resolution to the contrary. The retirement is effective on the date of the next general meeting of shareholders.

Board Committees

The Board has standing Audit, Compensation and Board Compensation Committees to assist the Board in carrying out its duties. In April 2003, the Board approved the creation of a Nominating Committee for which membership will be determined at the June 2003 Board meeting. Each of these committees has a written charter approved by the Board. Their chairs determine the meeting agendas of the Board Committees. The Board Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting.

During fiscal 2003, the Board met four times, the Audit Committee met six times, the Compensation Committee met two times and the Board Compensation Committee met one time. Attendance information at these meetings is as follows:

	Full Board	Audit Committee	Compensation Committee	Board Compensation Committee
Daniel Borel	4	n/a	n/a	1
Guerrino De Luca	4	n/a	n/a	1
Frank Gill	4	6	2	n/a
Kee-Lock Chua	4	6	n/a	n/a
Ron Croen	4	n/a	2	n/a
Peter Pfluger	4	5	n/a	n/a
Michael Moone(1)	1	n/a	0	n/a
Gary Bengier(1)	2	3	n/a	n/a

(1)	Mr. Moone and Mr. Bengier have been Board members since June 27, 2002. From that date through March 31, 2003, there were two Board meetings, one Compensation Committee meeting, and four Audit Committee meetings.

Audit Committee

The Audit Committee assists the Board in monitoring the Company’s financial accounting, controls, planning and reporting. Among its duties, the Audit Committee:

•	reviews the adequacy of the Company’s internal controls;

•	reviews the independence, fee arrangements, audit scope, and performance of the Company’s independent auditors, and recommends the appointment or replacement of independent auditors to the Board of Directors;

•	reviews and approves all non-audit work to be performed by the auditors;

•	reviews the scope of our internal auditing and the adequacy of the organizational structure and qualifications of the internal auditing staff;

•	reviews, before release, the quarterly results and interim financial data; and

•	reviews, before release, the audited financial statements and Operating And Financial Review And Prospects contained in the Company’s Annual Report on Form 20-F, and recommends that the board of directors submit these items to the shareholders’ meeting for approval.

In fiscal 2003, the Audit Committee was composed of Frank Gill, Chairman, Kee-Lock Chua, Peter Pfluger, and Gary Bengier. The Board has determined that each member of the audit committee meets the independence requirements of the Nasdaq National Market listing standards and the applicable rules and regulations of the SEC. In addition, the Board has determined that Frank Gill and Gary Bengier are audit committee financial experts as defined by the applicable rules and regulations of the SEC.

Compensation Committee

The Compensation Committee reviews and recommends to the Board for approval the compensation of Company officers. The Compensation Committee also has the authority to grant options to employees without further Board approval. In fiscal 2003, the Compensation Committee consisted of Ronald Croen, Frank Gill and Michael Moone who each meet the independence requirements of the Nasdaq National Market listing standards. In addition to its regular meetings, the Committee each month considers for approval option grants to Company employees by written consent.

Board Compensation Committee

A committee of the Board exists to determine the compensation of the members of the Board. This committee consists of Daniel Borel, the Chairman of the Board, and Guerrino De Luca, the Company’s President and Chief Executive Officer.

Nominating Committee

This newly created committee will be composed of at least three members with the Chairman of the Board chairing this committee. Among its duties, the Nominating Committee will:

•	evaluate the composition of the Board and its committees, determine future requirements and make recommendations to the Board for approval;

•	determine on an annual basis the desired Board qualifications and expertise and conduct searches for potential Board members with these attributes;

•	evaluate and make recommendations of nominees for election to the Board; and

•	evaluate and make recommendations to the Board concerning the appointment of directors to Board committees and the selection of Board committee chairs.

Members of the Board

Daniel Borel, a founder of the Company, has been the Chairman of the Board since May 1988. From July 1992 to February 1998, Mr. Borel also served as Chief Executive Officer of the Company. He has held various other executive positions with the Company and its predecessors since their founding. Mr. Borel has been an employee of the Company since it’s founding. Mr. Borel also serves as a director of Phonak Hearing Systems, S.A., a hearing aid device company and Bank Julius Baer, a Swiss bank. Mr. Borel holds an M.S. degree in Computer Science from Stanford University and a degree in Physics from the Ecole Polytechnique Fédérale, Lausanne, Switzerland.

Guerrino De Luca joined the Company as President and Chief Executive Officer in February 1998, and became a member of the Board of Directors in June 1998. Prior to that time, Mr. De Luca served as Executive Vice President of Worldwide Marketing for Apple Computer, Inc., a personal computer company, from February 1997 to September 1997, and as President of Claris Corporation, a personal computing software vendor, from February 1995 to February 1997. Prior to this, Mr. De Luca held various positions with Apple in the United States and Europe. Mr. De Luca holds a B.S. degree in Electronic Engineering from the University of Rome, Italy.

Frank Gill has been a director since June 1999. Mr. Gill served in a variety of positions in sales and marketing, product development and manufacturing operations at Intel Corporation from 1975 until his retirement in June 1998, including Executive Vice President in 1996, General Manager of the Internet and Communications Group from 1995 and from 1990 through 1994, General Manager of Intel’s Systems Group. He currently serves on the Boards of Tektronix Inc, ITXC Corporation and Pixelworks Inc. Mr. Gill holds a B.S. degree in Electrical Engineering from the University of California, Davis.

Kee-Lock Chua has been a director since June 2000. Mr. Chua joined NatSteel Ltd. as Deputy President in June 2001. From October 2000 until June 2001, Mr. Chua was the president and C.E.O. of Intraco. Prior to joining Intraco, Mr. Chua was the president of MediaRing.com. Mr. Chua was appointed as a Director of MediaRing.com in October 1997. Prior to joining MediaRing.com, Mr. Chua was employed by NatSteel Ltd., most recently as Executive Vice President, responsible for the commercial group, production planning, strategic planning and several overseas operations. Prior to joining NatSteel Ltd., Mr. Chua worked for Transpac Capital, where he served as Vice President, in charge of direct investments into companies in the United States. Mr. Chua holds a BS degree in Mechanical Engineering from the University of Wisconsin, and a M.S. degree from Stanford University.

Ronald Croen has been a director since June 2001. Mr. Croen, a co-founder of Nuance Communications Inc., served as the President of Nuance from July 1994 to April 2003, as its Chief Executive Officer from October 1995 to April 2003, as one of its directors since October 1995, and as Chairman of the Board since July 2002. From 1993 to 1994, Mr. Croen served as a consultant to SRI International. From 1989 to 1993, Mr. Croen was an independent management consultant in Paris, France. Prior to this, Mr. Croen served in various positions at The Ultimate Corp., including Managing Director of European Operations and Vice President and General Counsel. Mr. Croen holds a J.D. degree from the University of Pennsylvania Law School and a B.A. from Tufts University.

Peter Pfluger has been a director since June 2001. Since autumn of 2002, Mr. Pfluger is serving as the Chief Executive Officer of two late stage electronic device startup companies. From April 2000 to April 2002, Mr. Pfluger served as Chief Executive Officer and Head of the Group Executive Management of the Phonak Group. He also served as Chief Operating Officer of Phonak, since 1997. Before joining Phonak, Mr. Pfluger was Managing Director of Centre Suisse d’Electronique et de Microtechnique, Neuchatel. Before joining the Centre Suisse, he was involved in various research activities, most notably IBM Research Laboratory in San Jose, California. Mr. Pfluger has a Master degree from the Swiss Federal Institute of Technology and a Ph.D. in Natural Science from Basle

University. Mr. Pfluger is active within the Commission for Technology and Innovation (CTI) of the Swiss Ministry of Public Economy.

Michael J. Moone has been a director since June 2002. Since March 2002, Mr. Moone has served as the President, Chief Executive Officer and a member of the Board of Directors of Alloptic, Inc. In addition, since February 2002, Mr. Moone has served as Vice Chairman of Pico Communications. From January 2001 until January 2002, Mr. Moone served as Chief Operating Officer of Harmonic, Inc. From January 2000 to January 2001, Mr. Moone was Group Vice President and General Manager of the Consumer Line of Business at Cisco Systems, Inc. From March 1999, Mr. Moone served as President, Chief Executive Officer and a member of the Board of Directors of V-Bits Inc., until its acquisition by Cisco Systems in December 1999. From June 1996 until October 1998, Mr. Moone served as President, Chief Executive Officer and member of the Board of Director of Faroudja Laboratories, Inc. Prior to this time, Mr. Moone held various executive management positions at HealthRider, Merchantec, Atari and Milton Bradley. Mr. Moone holds a B.A. degree from Xavier University.

Gary F. Bengier has been a director since June 2002. Currently retired, Mr. Bengier served as Senior Vice President, Strategic Planning and Development of eBay Inc. from January 2001 until November 2001, and prior to that, as eBay’s Vice President and Chief Financial Officer from November 1997 to January 2001. From February 1997 to October 1997, Mr. Bengier was Vice President and Chief Financial Officer of Vxtreme, Inc. a developer of internet video streaming products. Prior to that time, Mr. Bengier was Corporate Controller at Compass Design Automation, a publisher of electronic circuit design software, from February 1993 to February 1997. Mr. Bengier has also held senior financial positions at Kenetech Corp., Qume Corp., and Bio-Rad Laboratories, and spent several years as a management consultant for Touche Ross & Co. Mr. Bengier holds a BBA degree in Computer Science and Operations Research from Kent State University and an MBA from the Harvard Business School.

Cross Involvement

The Chairman of our Board, Daniel Borel, is a member of the Board of Phonak Hearing Systems which our Board Member, Peter Pfluger, served as an executive officer from 1997 to April 2002.

Senior Management

The executive officers of the Company as of March 31, 2003 are as follows:

Name	Age	Nationality	Position
Daniel Borel	53	Swiss	Chairman of the Board
Guerrino De Luca	50	Italian	President and Chief Executive Officer, Director
Erh-Hsun Chang	53	Taiwanese	Sr. Vice President, Operations and General Manager, Far East
Wolfgang Hausen	60	American	President and Chief Executive Officer, 3Dconnexion
David Henry	46	American	Sr. Vice President, Control Devices
Junien Labrousse	45	French	Sr. Vice President, Video
Kristen Onken	53	American	Sr. Vice President, Finance, and Chief Financial Officer
Marcel Stolk	35	Dutch	Sr. Vice President, Worldwide Sales and Marketing
Robert Wick	40	American	Sr. Vice President, Audio and Interactive Entertainment

Erh-Hsun Chang joined the Company as Vice President, General Manager, Far Eastern Area and Worldwide Operations in December 1995. In April 1997, Mr. Chang was named Senior Vice President, General Manager, Far Eastern Area and Worldwide Operations. During 1986 and 1987, Mr. Chang held various other positions with the Company. From January 1994 to December 1995, Mr. Chang was Vice President, Sales and Marketing, Power Supply Division, of Taiwan Liton Electronics Ltd., and from December 1991 to January 1994, Mr. Chang was Vice President, Manufacturing Consulting at KPMG Peat Marwick. Mr. Chang holds a B.S. degree in Civil Engineering from Chung Yuang University, Taiwan, an M.B.A. from the University of Dallas, and an MS in Industrial Engineering from Texas A&M University.

Wolfgang Hausen assumed the role of President and Chief Executive Officer of 3Dconnexion in June 2001. Before that, Mr. Hausen was Senior Vice President and General Manager, Control Devices Business Division of the Company since 1997. Prior to that time, Mr. Hausen served as President and Chief Executive Officer of Cardinal Technologies, Inc., a PC multimedia and modem company from May 1994. From March 1989 to December 1993, Mr. Hausen was Vice President and General Manager of Quantum Corporation, a global supplier of storage products. Mr. Hausen holds an M.S.E.E. from the Technical University of Darmstadt, Germany and an MBA from Santa Clara University, California.

David Henry joined the company as Senior Vice President, Control Devices Business Division of the Company in August 2001. Prior to that time, Mr. Henry served as Vice President of Product Management and Business Development of Xigo Inc. from January 2000. From October 1997 to January 2000, Mr. Henry was Vice President and General Manager of Magnetic Products with Iomega. Mr. Henry holds a B.S.M.E. from Union College of Schenectady, New York.

Junien Labrousse joined the Company as Vice President, Video Division in 1997. He was named Senior Vice President, Video Division in April 2001. Prior to joining Logitech, he was Vice President of Engineering from 1995 at Winnov LP, a company engaged in the development and marketing of multimedia products. For over 10 years he held several engineering and management positions at Philips Electronics, NV in research and in the semiconductor business division. Mr. Labrousse holds a M.S.E.E. degree from the Ecole Superieure d’Ingenieurs de Marseille, France and an M.B.A. from Santa Clara University, California.

Kristen Onken joined the Company as Senior Vice President, Finance, and Chief Financial Officer in February 1999. From September 1996 to February 1999, Ms. Onken served as Vice President of Finance at Fujitsu PC Corporation. From 1991 to September 1996, Ms. Onken was employed by Sun Microsystems, Inc. first as Controller of the Southwest Area; then from 1992 to 1996 she served as Director of Finance, Sun Professional Services. Ms. Onken holds a B.S. degree from Southern Illinois University and an MBA in Finance from the University of Chicago, Illinois.

Marcel Stolk assumed the responsibility of Senior Vice President, Worldwide Sales and Marketing in March 2001. Mr. Stolk has been with the Company for over 10 years and has held a number of positions within the sales and marketing functions, the latest of which was Vice President, Retail Sales and Marketing, Europe. From January 1997 to April 1997, Mr. Stolk was Director of Marketing, Europe. Before that, he served as Director of the Northern European Region. Before joining Logitech, Mr. Stolk held various sales and marketing positions at Aashima Technology in Holland.

Robert Wick joined Logitech with the acquisition of Labtec Inc. as Vice President of the Audio business unit in March 2001. He was named Senior Vice President in April 2001, and in October 2002, he was named Senior Vice President of the Audio and Interactive Entertainment business units. Prior to joining Logitech, Mr. Wick was President of Labtec Inc. since December 1998, and assumed the CEO position in August 1999. Prior to joining Labtec, Mr. Wick spent eight years at Weiser Lock, a division of Masco Corporation, in various management positions including Vice President of Finance and Logistics. Mr. Wick holds a B.S. degree in Accounting from the University of Arizona and is a Certified Public Accountant.

Indemnification of Officers and Directors

Logitech has entered into indemnification agreements with its directors and officers. These agreements indemnify directors and officers to the extent permitted by law against expenses and liabilities incurred in legal proceedings which may arise by reason of their status or service as directors or officers. We believe that these agreements are necessary to attract and retain qualified directors and officers. At present, there is no pending litigation or proceeding involving any director or officer of the Company as to which indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Logitech currently maintains director and officer liability insurance to insure its directors and officers against certain liabilities arising from their status or service as directors or officers.

Compensation

Logitech’s General Compensation Policy

Logitech has designed its compensation programs to attract, develop, retain and motivate the high caliber of executives, managers and staff that is critical to the long-term success of its business. The Company’s compensation package is composed of a base salary that is competitive to comparable companies in the industry and region, quarterly and annual cash incentive awards that are based on company performance, and long-term incentive awards that are comprised of stock options.

Equity Compensation Plans

Logitech believes equity compensation is an important part of attracting and retaining high-caliber employees and aligning the interests of management and the directors of the Company with the interests of the shareholders. Accordingly, Logitech maintains stock purchase and stock option plans for its employees.

Under the 1996 Employee Share Purchase Plan, eligible employees may purchase registered shares with up to 10% of their earnings at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Subject to continued participation in these plans, purchase agreements are automatically exercised at the end of each offering period.

Under the 1988 Stock Option Plan, options to purchase registered shares were granted to employees and consultants at exercise prices ranging from zero to amounts in excess of the fair market value of the registered shares on the date of grant. The terms and conditions with respect to options granted were determined by the Board of Directors who administered this plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years. Further grants may not be made under this plan.

Under the 1996 Employee Stock Plan, the Company may grant to employees options for registered shares or ADRs, restricted shares, stock appreciation rights, and stock units, which are bookkeeping entries representing the equivalent of shares. A total of 19,000,000 registered shares and/or ADRs may be issued under this plan. Options generally vest over four years and remain outstanding for periods not to exceed ten years. Options may only be granted at exercise prices of at least 100% of the fair market value of the registered shares on the date of grant; restricted shares and stock appreciation rights may be granted at prices less than 100% of the fair market value of the registered shares on the date of grant; no cash consideration is required to be paid by employees in connection with the grant of stock units.

The Company also maintains one other option plan, for a small number of Asian executives, under which options were granted at exercise prices discounted from fair market value of the registered shares on the date of grant. No further stock options may be granted under this plan.

As of March 31, 2003, there were a total of 7,737,136 registered shares subject to outstanding options granted under all plans. Of these options, 3,612,857 were exercisable, with the balance subject to continued vesting over time.

Share and Option Ownership of Management

The following table presents information as of March 31, 2003 regarding the share and option ownership of our registered shares, including shares represented by American Depositary Receipts, by our non-employee directors and executive officers as a group:

Name	Shares Owned	% of Outstanding (1)	Options Held (2)	Exercise Price per share	Expiration Year
All non-employee directors as a group (6 individuals)	9,300	0.02%	150,000	$7.19 to $45.41	2009 - 2012

All executive officers as a group (9 individuals) (3)	3,344,091	6.98%	2,428,226	$4.85 to $39.55	2008 - 2013

(1)	Percentage ownership is calculated based on 47,901,655 registered shares outstanding as of March 31, 2003.
(2)	Options for shares were granted under stock option plans to purchase registered shares, including shares represented by ADSs. Exercise prices per registered share are generally equal to the fair market value of registered shares on the date of grant. Options for employees generally vest over four years with options for non-employee directors vesting over three years. Options remain outstanding for periods not exceeding ten years.
(3)	Includes 125,400 registered shares registered in the name of Sylviane Borel (Mr. Borel’s wife). Mr. Borel disclaims beneficial ownership of the registered shares registered in the name of his wife. Includes 1,675 shares owned and 1,316,140 options held by Mr. De Luca.

Compensation of Directors and Management

Each non-employee director receives options for 20,000 of the Company’s registered shares on his election to the Board and options for 10,000 shares upon his reelection to the Board. These options are granted at the fair market value at the date of grant and become exercisable over 3 years in equal annual increments. In addition, non-employee directors are paid an annual retainer of $20,000, and receive $1,500 for each board or committee meeting attended. All directors are reimbursed for expenses in connection with attendance at Board and Committee meetings.

Directors who are also employees of the Company do not receive any compensation for their service on the Board of Directors.

The following table sets forth the compensation we paid to non-employee directors and executive officers in all capacities for the year ended March 31, 2003. The options granted and exercise prices in the table below are expressed as registered shares.

	Compensation		Options Granted(1)	Exercise Price	Expiration Year	Share Option Value(2)	Other(3)
Name of Group	Salary	Bonus
	(In thousands of U.S. Dollars, except share and per share amounts)
All non-employee directors as a group (6 individuals)(4)	$99	$ —	40,000	$45.41	2012	$911	$—

All executive officers as a group (9 individuals)	$2,396	$1,701	365,000	$27.09 to $30.26	2013	$4,997	$62

1)	This represents 23% of the options granted by the Company in fiscal year 2003. The remainder of the stock options were granted to 490 of our other employees.
2)	The share options granted provide the right to purchase one share per option. For executive officers, the options vest ratably over a four year period after the date of grant. For non-employee directors, the options vest ratably over a three year period after the date of grant. These share options have an estimated value of $22.78 for non-employee directors and $13.69 for all executive officers, based on the Black-Scholes method. These numbers are not estimates of our future stock price performance and are not necessarily indicative of our future stock performance. If the price of Logitech’s common stock does not increase above the exercise price, no value will be realizable from these options.
3)	Amounts shown represent matching contributions under the Company’s 401K plan and the Company’s contributions under its foreign pension plan.
4)	Two new directors were elected by the shareholders in June 2002. All Board Members receive their cash compensation at the time of the Annual General Assembly, which is held in June following the fiscal year ended. The two new members will receive their initial compensation in June 2003.

Highest Total Compensation

In fiscal year 2003, Guerrino De Luca, the Company’s President and CEO, as the Board member with the highest total compensation, received $1,013,958 as salary, bonus and other benefits including 401(k) matching contribution. In addition, he was granted 200,000 options with an option value estimated to be $2,738,000 using the Black-Scholes method.

Compensation to Former Directors and Officers

In fiscal year 2003, the terms of two former non-executive members of the Board expired as of the date of the Annual General Assembly. They did not receive any special compensation upon the end of their term. In fiscal year 2003, one former executive officer of the Company received compensation of $359,091, which included salary, bonus and severance.

Additional Fees and Loans

No additional fees and/ or compensation has been paid during fiscal year 2003 to any member of the Board or senior management other than as noted above. In addition, none of them had any outstanding loans at March 31, 2003.

Conflicts of Interest

The Company believes that no director or officer benefits from any contract between Logitech and a third party.

Shareholders’ Rights

Each registered share entitles the holder to one vote at the General Assembly. There are no preferential voting rights. All shareholders have preferential subscription rights, allowing them the right of first refusal for future share issuances unless the shareholders have voted that these rights will not apply.

The Company notifies shareholders of record 20 days prior to the General Assembly. The shareholder register is closed 10 days prior to the General Assembly, and shareholders registered at this time may vote their shares at the meeting. Resolutions at the general meeting are generally approved by a simple majority of the votes cast.

A request to place an item on the General Assembly agenda must be requested in writing and be received by the board of directors at least sixty days prior to date of the General Assembly. A shareholder must hold shares representing a total par value of one million francs in order to be eligible to place an item on the agenda.

Change of Control Provisions

Swiss law requires that any shareholder who acquires more than 33 1/3 percent of the voting rights of a listed company is required to make an offer to acquire all listed securities of the company that are listed for trading on the Swiss Exchange. Logitech has not waived or otherwise changed these rules.

Our executive officers generally have Change of Control Severance Agreements with Logitech. Under the terms of these agreements, if the executive officer’s employment is involuntarily terminated or the employee is demoted within twelve months (eighteen months for one individual) after a change in control of Logitech, the executive would receive his or her base salary, annual and quarterly bonuses, and payment of health benefits for up to a year following the termination, as well as 100% vesting of all unvested stock options. In the case of a demotion, the executive officer would be required to remain employed for a period of time (generally 12 months) in order to receive these benefits.

Auditors

PricewaterhouseCoopers S.A.(PwC) assumed the existing auditing mandate for Logitech in 1988. Each year at the Genera1 Assembly, the shareholders approve the renewal of the auditors for a one-year term. PwC was reappointed as the worldwide auditors of the Company in June 2002. Since fiscal year 2000, the responsible principal auditor has been Michael Foley.

In addition to the audit services they provide with respect to our annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to us in the past and may provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company. The Company’s audit committee pre-approves all audit and non-audit services provided by our audit firm. This pre-approval must occur before the auditor is engaged. Audit services can be approved no more than six months in advance of the services being performed. Services that last longer than a year must be reapproved by the audit committee.

Our audit committee can delegate the pre-approval ability to a single independent member of the audit committee. The delegate must communicate all services approved at the next scheduled audit committee meeting. The audit committee or its delegate can pre-approve types of services to be performed by the auditors with a set dollar limit per the type of service. The Chief Financial Officer is responsible for ensuring that the work performed is within the scope and dollar limit as approved by the audit committee. Management must report to the audit committee the status of each project or service provided by the auditors.

During fiscal year 2003, PwC performed the following non-audit services that were approved by the audit committee: Tax planning and compliance advice, advising on potential acquisitions and other transactions, reviewing the application of generally accepted accounting principles, consultations regarding implementation of various provisions of the Sarbanes-Oxley Act and providing statutory audit services in foreign jurisdictions.

The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers to Logitech in fiscal year 2003 and 2002.

	2003	2002
Audit fees(1)	$615,600	$530,000
Audit-related fees	1,700	51,000
Tax fees	452,000	585,000
All Other Fees(2)	57,000	637,000

Total	$1,126,300	$1,803,000

(1)	Audit fees represent those fees incurred for the indicated fiscal year, regardless of when they were paid. Audit fees include both group and statutory audit fees.
(2)	Included within “All Other Fees” in 2003 are services provided implementing the various provisions of the Sarbanes-Oxley Act, and in 2002 are services provided in connection with the due diligence, audit and SEC filings of the Labtec acquisition, the issuance of our convertible bonds, and the due diligence, audit, resolution of tax and accounting issues for the 3Dconnexion acquisition.

Information Policy

The Company reports to the United States Securities and Exchange Commission (SEC) on a regular basis. The reports submitted to the SEC may be downloaded from http://www.sec.gov.

Copies of the quarterly and annual SEC files as well as press releases are available to download from our website at www.logitech.com. For no charge, a copy of the Company’s filings can be requested via the following address or phone number:

Logitech Inc. Investor Relations

Corporate Headquarters:

6505 Kaiser Drive

Fremont, CA 94555 USA

+1-510-795-8500 Main